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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13-d-2(a)


                              (AMENDMENT NO.____)1


                                NATIONSRENT, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                   638588 10 3
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                                 (CUSIP Number)


                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                      One S.E. Third Ave., Miami, FL 33131
                             TEL. NO. (305) 374-5600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                OCTOBER 30, 1998
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             (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: o

           NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 6 Pages)


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      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).



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CUSIP NO. 638588 10 3                     13D                 PAGE 2 OF 6 PAGES


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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            DON R. O'NEAL
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
    2                                                                    (b) [ ]
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            SEC USE ONLY
    3

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            SOURCE OF FUNDS*
    4
            OO AND PF
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) or 2(e)                                            [ ]

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            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            CITIZEN OF THE UNITED STATES OF AMERICA
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        3,057,607
            SHARES        ------------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          0
          REPORTING       ------------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           3,057,607
                          ------------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                           0
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,057,607
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.4%
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    14      TYPE OF REPORTING PERSON*

            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP NO. 638588 10 3                     13D                 PAGE 3 OF 6 PAGES


         Don R. O'Neal hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of NationsRent, Inc. a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 450 East Las Olas Boulevard, 14th Floor, Fort Lauderdale, Florida 33301.


ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Mr. Don R. O'Neal. The principal business address of Mr. O'Neal is 450 East Las Olas Boulevard, 14th Floor, Fort Lauderdale, Florida 33301. Mr. O'Neal is the President and Chief Operating Officer of the Issuer.

         Mr. O'Neal has not during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. O'Neal is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. O'Neal received the RLOI Note and the ALLC Note (as such terms are defined below in Item 4) pursuant to the transactions described in Item 4 below, in his capacity as a shareholder of Ray L. O'Neal, Inc., a Texas corporation ("RLOI") and an interest holder in Arenco, L.L.C., a Texas limited liability company ("ALLC"). Mr. O'Neal is also the President of RLOI and ALLC.

         Mr. O'Neal purchased 3,000 shares of Common Stock at $8.00 per share using personal funds. Mr. O'Neal acquired such 3,000 shares for investment purposes.


ITEM 4.  PURPOSE OF THE TRANSACTION

         On October 30, 1998, RLOI distributed an Unsecured Convertible Subordinated Promissory Note in the principal amount of $7,306,231 (the "RLOI Note") to Mr. O'Neal, as a shareholder of RLOI. The RLOI Note was reissued as a portion of an Unsecured Convertible Subordinated Promissory Note, dated October 23, 1998, in the principal amount of $42,500,000 which RLOI received from the Issuer in connection with the sale of substantially all of its assets to the Issuer (the "Original RLOI Note"). The RLOI Note has a six-year term, bears interest at six percent per annum and is immediately convertible at $8.00 per share of Common Stock (assuming a $7,306,231 principal amount) into 913,278 shares of Common Stock. The Issuer may require the holder of the RLOI Note at any time during the term of the RLOI Note to convert the RLOI Note into shares of Common Stock of the Issuer at a conversion price equal to the closing price of the Common Stock immediately prior to such conversion, but in no event may the conversion price be more than $8.00 per share (the foregoing conversion hereinafter referred to as the "Mandatory Conversion").

         On October 30, 1998, ALLC distributed an Unsecured Convertible Subordinated Promissory Note in the principal amount of $3,000,000 (the "ALLC Note") to Mr. O'Neal, as an interest holder in ALLC. The ALLC Note was reissued from an Unsecured Convertible Subordinated Promissory Note, dated October 23, 1998, in the principal amount of $7,500,000 which ALLC received from the Issuer in connection with the sale of substantially all of its assets to the Issuer. The ALLC Note has a six-year term, bears interest at six percent per annum and is immediately convertible at $8.00 per share of Common Stock (assuming a $3,000,000 principal amount) into 375,000 shares of Common Stock. The ALLC Note also has a Mandatory Conversion.

         On October 30, 1998, RLOI distributed an Unsecured Convertible Subordinated Promissory Note in the principal amount of $14,130,631 (the "Trust Note") to the 1997 Ray L. and Ellen M. O'Neal Irrevocable Trust for Don R. O'Neal (the "Trust"), as a shareholder in RLOI. The Trust Note was reissued from the Original RLOI Note. The Trust Note has



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CUSIP NO. 638588 10 3                   13D                   PAGE 4 OF 6 PAGES


a six-year term, bears interest at six percent per annum and is immediately convertible at $8.00 per share of Common Stock (assuming a $14,130,631 principal amount) into 1,766,328 shares of Common Stock. The Trust Note also has a Mandatory Conversion. Mr. Don R. O'Neal is a trustee and beneficiary of the Trust and thus may be deemed to have indirect beneficial ownership of the shares of Common Stock issuable upon conversion of the Trust Note.

         In August of 1998, Mr. O'Neal purchased 3,000 shares of the Common Stock for investment purposes in connection with Issuer's initial public offering.

         The description of the RLOI Note, the ALLC Note and the Trust Note above is qualified in its entirety by, and should be read in conjunction with, the form of notes which is filed as Exhibit A to this Statement and incorporated herein by reference.

         Except as set forth herein, Mr. O'Neal does not have any current plans or proposals that may have or which may relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any actions similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) As of October 30, 1998, Mr. O'Neal may be deemed to, directly or indirectly, beneficially own 3,057,607 shares of Common Stock as follows: (1) 913,278 shares of Common Stock issuable upon the conversion of the RLOI Note;
(2) 375,000 shares of Common Stock issuable upon the conversion of the ALLC Note; (3) 1,766,328 shares of Common Stock issuable upon the conversion of the Trust Note; and (4) 3,000 shares of Common Stock held by Mr. O'Neal. The 3,057,607 shares of Common Stock represent approximately 6.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 44,360,334 shares of Common Stock issued and outstanding as of October 23, 1998, plus the 3,054,607 shares of Common Stock issuable upon conversion of the RLOI Note, the ALLC Note and the Trust Note). Mr. O'Neal has the sole power to vote and the sole power to dispose of 3,057,607 shares of Common Stock which he may be deemed to beneficially own, directly and indirectly.

        Mr. O'Neal disclaims beneficial ownership of 558,282 shares of Common Stock of the Issuer issuable to his wife, Elizabeth M. O'Neal, upon the conversion of certain Unsecured Convertible Subordinated Promissory Notes, dated October 30, 1998, in the principal amounts of $1,466,258 and $3,000,000 distributed from RLOI and ALLC, respectively, to Elizabeth M. O'Neal.





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CUSIP NO. 638588 10 3                  13D                   PAGE 5 OF 6 PAGES


(c) Except for the transactions described herein, there have been no other transactions in any securities of the Issuer by Mr. O'Neal during the past 60 days.

(d) No other person, other than as set forth herein, is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the aforementioned shares held by Mr. O'Neal.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Amended And Restated Asset Purchase Agreement, dated September 9, 1998, by and among RLOI, ALLC, Mr. O'Neal and the Issuer, among other parties, Mr. O'Neal, as holder of the RLOI Note and the ALLC Note and as Trustee of the Trust Note, has certain registration rights with respect to the Issuer's Common Stock issuable upon the conversion of such notes including, without limitation, an obligation by the Issuer to cause a registration statement to be filed with the Securities and Exchange Commission by October 23, 1999 covering the shares of Common Stock issuable upon conversion of such notes.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Form of Unsecured Convertible Subordinated Promissory Note. (Contains substantially similar terms to the RLOI Note, the ALLC Note and the Trust Note.)



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CUSIP NO. 638588 10 3                    13D                   PAGE 6 OF 6 PAGES



                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1998


                                            /s/ Don R. O'Neal
                                          --------------------------------------
                                          Don R. O'Neal